UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.
(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón
01219 México, D.F.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Questionnaire for Assessing Compliance with the Code of Corporate Best Practices by Grupo Financiero Santander México, S.A.B. de C.V., filed with the Mexican Stock Exchange on July 1, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Eduardo Fernández García-Travesí
	Name:	Eduardo Fernández García-Travesí
	Title:	General Counsel

Date: July 2, 2013

Item 1

QUESTIONNAIRE FOR ASSESSING COMPLIANCE WITH THE CODE OF
CORPORATE BEST PRACTICES BY GRUPO FINANCIERO SANTANDER MÉXICO,
S. A. B. DE C. V.

1.	Introduction.

The Code of Corporate Best Practices includes, as Annex 1, this Questionnaire in order to ease the measurement of the advance in the implementation of recommendations. Such questionnaire may be applied by the management of the company (i.e. Grupo Financiero Santander México, S. A. B. de C. V. (hereinafter, “the Group”), their directors and stockholders; by authorities, especially stock market regulators; the stock market and brokers; financial entities and their analysts; rating agencies; advisors and other interested parties.

The intention is to implement an easy-to-answer questionnaire, for general use, allowing inquiries about similar criteria and basis, which responses lead to comparable results for an easy tabulation and analysis.

The aim is that every entity, in this case, corporations and social work companies, voluntarily include within their corporate culture the Principles of Corporate Governance included en the Code, as well as the Best Practices of Corporate Governance derived therein.

2.	Issuers registered in the National Registry of Securities.

Trade companies whose securities are registered in the National Registry of Securities (hereinafter, RNV), at the moment of answering this questionnaire they will be reporting their level of compliance with respect to the Best Practices of Corporate Governance, recommended in the Code of Best Corporate Practices and those included in the Securities Market Law (hereinafter, the “SML”).

For the purposes of the Annual Report to the National Banking and Securities Commission (hereinafter, “CNBV”), the Mexican Stock Exchange, (Bolsa Mexicana de Valores, S. A. B de C. V. (hereinafter, “BMV”)) and general investors, the report on the level of compliance with the Code is included within the general rules and the Internal Rules of the BMV.

3.	Subjects of Application.

The principles of Corporate Governance are aimed at the establishment of Best Corporate Practices in order to improve the composition and functioning of the Board of Directors and bodies of support; which are applicable to every type of public and private entities regardless of their size, activity or stock structure.

Even though the implementation of recommendations is voluntary, it is desirable that they are incorporated to the corporate governance of every entity and, to this end, each on shall define, pursuant to their needs of institutionalization, the steps and measures for their implementation.

The aim is to know the level of advance of the Mexican entities on their process of institutionalization with respect to the application of recommendations of the Code of Best Corporate Practices to their corporate governance, in order to assess their development and to contextualize Mexico among the countries committed to the promotion and implementation of the Best Practices of Corporate Governance.

4.	Recommendations for their application.

Simple language has been used in questions so that the procedure is easy to answer even by electronic means.

For the functions, the order they have in the Code has been followed. It is important to note that such functions may be carried out by one or more committees according to the needs of institutionalization of the entity. We advise that, if certain committee carries out several functions, these are to be discussed in separate sessions.

Each of the questions states the best corporate practice of the Code, so that the user is able to locate in an easy manner the full text.

The Questionnaire is fully applicable to trade companies and social work entities, whether their stocks are listed in the stock exchange or not.

5.	Instructions for its application.

The Questionnaire includes questions on the following subjects:

a)           Stockholder’s Meeting.

b)           Board of Directors.

c)           Audit function.

d)           Assessment and Compensations function.

e)           Finance and Planning function.

Questions must be answered in an affirmative or negative form via an “x” in the corresponding column, or else, indicating the value or number requested.

Explanations to positive or negative answers should be precise and clear, and written down within the column “comments”, in order to inform the way the recommended best practice is fulfilled.

In case of a negative answer, the entity must explain the reason the recommended Best Practice is not fulfilled and, if applicable, to provide an alternative compliance mechanism.

In the case of Subsidiary Issuers whose parent companies are also listed in the BMV, they are to respond the questionnaire in a normal way and in the questions that are being fulfilled by their subsidiary; they will explain so in the column named “comments”.

It is important to note that the aforementioned functions may be carried out directly by the Board of Directors or by one or more intermediate bodies. This means that it is not necessary to create a body for each function, and if there is a Committee carrying out several functions, these are to be handled in separate sessions.

6.	Stockholders’ Meetings.

The Stockholders’ Meeting represents the supreme body of the society. Even though this body usually meets once a year, it is important that it performs its duties in a formal, transparent and effective manner; given that it is a body of basic control and decision-making for the life of companies as well as for the protection of the stockholders’ interest.

6.1	Information and agenda of the Stockholders’ Meeting	Yes	No	Comments
1	The “Agenda” refrains from including issues regarding different subjects? (Best Practice 1)	X
2	In the “Agenda”, the item named “Sundry Issues” is avoided? (Best Practice 1)	X
3	The information on each item included in the Agenda is available at least fifteen calendar days previous to the meeting? (Best Practice 2)	X		Pursuant to the terms of the Corporate Bylaws.
4
A form including detailed information and the voting alternatives to be used by stockholders for providing instructions to their corresponding representatives on the direction they are to exercise their voting rights in each item of the Agenda, is available? (Best Practice 3)

		X		Pursuant to the terms of the corporate bylaws, the company is responsible for the preparation and delivery to stockholders of powers forms with voting alternatives.
5	The information delivered to stockholders:
	a) Includes a proposal for the composition of the Board of Directors? (Best Practice 4)	X
	b) Includes the curriculum vitae of the candidates to be members of the Board of Directors with sufficient information for assessing their category and their independence? (Best Practice 4)	X
6.2	Information and Communication between the Board of Directors and Stockholders.	Yes	No	Comments
6	The Board of Directors, in their “Annual Report to the Stockholders’ Meeting” includes the relevant issues of the work of intermediate bodies or committees carrying out functions? (Best Practice 5):
	a) Audit.***	X
	b) Assessment and Compensations.	X
	c) Finance and Planning	X		Only with respect to Finance functions; those corresponding to Planning are carried out directly by the Board of Directors
	d) Corporate Practices.***	X

e) Others (explain):
7
Are the reports from every intermediate body or committee, presented to the Board, available for stockholders along with the material for the Meeting, except for such information that must be handled as confidential? (Best Practice 5)
X
8	Does the Annual Report presented to Stockholders include the names of the members of each intermediate body? (Best Practice5)	X
9	Does the company has the necessary means of communication in order to keep stockholders and investors dully informed? (Best Practice 6). If yes, list those means; if not, explain why.	X
a) Detail and/ or Explain.
The Board of Directors is constituted by members that are not involved in the daily operations of the company, therefore, they are able to provide an external and independent opinion. The Board of Directors is supported by intermediate bodies which are responsible for analyzing information and proposing actions for specific issues that are relevant for the Board, so that the board has sufficient elements for making decisions. In addition, the company has clear rules regarding the composition, and functioning of the Board and intermediate bodies.

*** Statutory function for corporations listing in the stock market. This function may be carried out along with other functions or in a single committee.

7.	Board of Directors.

Daily operations of the company are responsibility of the CEO and his/her staff, while the Board of Directors is responsible for defining the strategic view, overseeing the operations and approving management.

In order to ease its duties, the board may rely in one or more intermediate bodies, named committees, so that they analyze information and propose actions on specific issues which are relevant for the Board, in order to provide the Board with sufficient information for an effective decision making process. In addition, the existence of clear rules regarding the composition and functioning of the Board and intermediate bodies must be ensured.

7.1	Functions of the Board of Directors.	Yes	No	Comments
10	Does the Board of Directors carry out the following functions? (Best Practice 7)
	a) Defines the strategic vision.	X
	b) Oversees the operations of the company.	X
	c) Approves management.	X
	d) Appoints the CEO and high level officers of the company.	X
The organic structure of the Institution, up to second hierarchical level, is approved by this body at least once a year. Regarding the CEO, its appointment is made by the Stockholders’ Meeting; therefore, it only provides its favorable opinion.

e) Assesses and approves the management of the CEO and high level officers of the company.	X
f) Makes sure that every stockholder:
i. Receives equal treatment.	X
ii. His/her interests are protected.	X
iii. Has access to the information on the company.	X
g) Ensures the creation of value for stockholders as well as sustainability and permanence of the company.	X
h) Promotes:
i. Responsible issue of information.	X
ii. Responsible disclosure of information.	X
iii. Ethical management of the business.	X
i) Promotes transparency in management.	X
j) Promotes the establishment of internal control mechanisms.	X
k) Promotes the establishment of mechanisms for assuring the quality of information.	X
l) Establishes policies for transactions with related parties.	X
m) Approves transactions with related parties.	X
n) Assures the establishment of mechanisms for:
i. Identification of risks.	X
ii. Risk Analysis.	X
iii. Risk Management.	X
iv. Risk Control.	X
v. Proper Disclosure of Risks.	X
o) Promotes the establishment of a succession plan for:
i. The CEO.	X
ii. High level employees.	X
p) Promotes social responsibility. The ways social responsibility is promoted in the company include:
i. Community Actions.	X
ii. Changes in corporate mission and vision.	X
iii. Changes in the business strategy.	X
iv. Taking into account third party’s interest.	X
v. Other:
The company has social responsibility programs focused on the following objectives:
- A global program of collaboration with universities in order to support higher education as a driving force for progress.
- Local programs of social service, adapted to the needs of each community where the company is present.
- An active policy of protection to environment, including the control and decrement of internal consumption as well as financing transactions, using control systems for environmental risks.

q) Promotes the declaration of ethical principles of the company. The way(s) principles of ethics are promoted are:
i. Code of Ethics.	X
ii. Promotion and application of the Code at internal and external levels.	X

	iii. Mechanisms for reporting violations to the Code.	X
	iv. Mechanisms for protecting informants.	X
v. Other:
r) Promotes that the company takes into account interested third parties in the decision making process. The ways interested third parties are taken into account are the following:
	i. Responsible management of the business.	X
	ii. Sustainability Programs.	X
	iii. Others:	The company has a body called “Defense of the Employee and the Customer”, via which concerns from these groups of third parties are managed.
s) Promotes the disclosure of violations to the Code of Ethics and protection to informants. The ways the disclosure of undue conducts and protection to informants are promoted are:
	i. Diffusion of the Code of Ethics.	X
	ii. Special telephone line and/or web page.	X
	iii. Others:	The General Code of Conduct stipulates the establishment of a reports channel with a policy of “open doors”, confidentiality of reports and no reprisals.
	t) Does it make sure that the company has the necessary mechanisms in order to confirm that the different applicable regulations are complied?	X
11	In order to clarify authority and responsibility levels, the activities of the General Direction are separated from the activities of the Board of Directors. (Best Practice 8).	X
7.2	Composition of the Board of Directors	Yes	No	Comments
12	Which is the number of permanent directors that constitute the Board of Directors? (Best Practice 9, SML) ***	F Series, Non Indep. 4 F Series F Indep. 4 B Series Indep. 3
13	Which is the number of alternate directors that constitute the Board of Directors? (Best Practice 10)	F Series Non Indep. 4 F Series Indep. 3 B Series Indep. 3
14	If an alternate director exists, please indicate:
	a) Each Permanent Director suggests his/her alternate director? (Best Practice 10)		X	The Stockholders’ Meeting is the only body entitled to appoint alternate directors without the opinion of a specific permanent director.
	b) Does each Independent Permanent Director have an independent deputy director? (Best Practice 12)	X
15	Does a process of communication between the permanent director and his/her deputy director is established in order to achieve an effective participation? (Best Practice 10)	X		In our practice, the attendance of directors to each session includes deputy directors.

16	Independent directors, ay t the moment of their appointment, provide the President of the Board a Declaration of Compliance with the requirements of independence. (Best Practice 11).	X
17	Does independent directors represent at least 25% of the total of directors? (Best Practice 12)	X
18	From the total of members of the Board of Directors, How many are...? (Best Practice 12):
	a) Independent (Those who comply with the independence requirements).	13
	b) Proprietary (Stockholders that are not part of the directive staff, even if they are part of the controlling group of the society).	1
	c) Proprietary Independent (Stockholders that do not have a relevant influence nor authority, nor they are linked to the directive staff of the company).	0
	d) Related (A Director that is only an officer).	7
	e) Related Proprietary (Those stockholders that are part of the direction).	0
19	Collectively, Do independent and proprietary directors represent at least 60% of the Board of Directors? (Best Practice 13)	X
20	In the “Annual report to the Stockholders’ Meeting” presented by the Board of Directors, the category of each director is stated? (Best Practice 14)	X	It is presented in the Annual Report of the Board that is delivered to the BMV and authorities.
21	Does the Annual report presented by the Board of Directors state...? (Best Practice 14):
	a) The category of each director.	X	It is presented in the Annual Report of the Board that is delivered to the BMV and authorities.
	b) The professional activity of each director.	X	It is presented in the Annual Report of the Board that is delivered to the BMV and authorities.
*** The companies whose stocks are listed in the stock market may have a maximum of 21 directors.

7.3
Structure of the Board of Directors. For the fulfillment of its duties, the Board of Directors may create one or several committees to support it. In each of the following functions, in the comments please indicate which body performs such function and, if applicable, explain why such functions is not carried out. (Best Practice 15)
		Yes	No	Comments
22	In order to make informed decisions, indicate if the following functions are carried out by the Board of Directors (Best Practice 16):
	a) Audit.***	X
	b) Assessment and Compensation.	X
	c) Finance and Planning.	X
	d) Corporate Practices.***	X
	e) Others (detail):	Risk Assessment
23	Indicate which intermediate body performs each of the following functions:	Risk Assessment
	a) Audit.***	Audit Committee

	b) Assessment and Compensations.	Corporate Practices, Appointments and Remunerations Committee
	c) Finance and Planning.	Audit Committee
	d) Corporate Practices.***	Corporate Practices, Appointments and Remunerations Committee
	e) Others (detail):	Risk Assessment is carried out by the Comprehensive Risk Management Committee.
24	Are intermediate bodies constituted only by independent directors? (Best Practice 16)	X	One permanent independent director and three deputy directors.
25	Each intermediate body is constituted by three members as minimum and seven as maximum. State the number of independent directors. (Best Practice 16).	X	Both are constituted by 4 independent directors.
26	How often these intermediate bodies report their activities to the Board of Directors? (Best Practice 16)
	a) Audit.***	Quarterly
	b) Assessment and Compensation.	Quarterly
	c) Finance and Planning.	Quarterly
	d) Corporate Practices.***	Quarterly
e) Others (detail):
27	Does the president of each intermediate body invite to the sessions other officers of the company whose responsibilities are related to the functions of the intermediate body? (Best Practice 16)	X
28	Does each of the independent members of the board participate in any intermediate body? (Best Practice 16)	X
29	If the answer to the previous question is no, explain the reason.	Independent directors are elected according to their professional profile for the committees where, pursuant to their experience and professional background, are more suitable.
30	Is the intermediate body in charge of the audit function chaired by an independent director with the expertise and experience in accounting and financial matters? (Best Practice 16)	X
31	If the answer to the previous question is negative, explain the reason.
*** Mandatory function for companies whose stocks are listed in the securities market. Such function may be carried out along with other functions or by a single committee.

7.4	Operation of the Board of Directors	Yes	No	Comments
32	How many sessions does the Board of Directors carry out during the year? (Best Practice 17)	4
33	If the answer to the previous question is less than 4, explain the reason.
a) Information is not available on time.
b) Customary practice.
c) Not important.
d) Others (detail):

34	Are there any provisions indicating that a meeting of the Board of Directors may be called by agreement of the 25% of the directors or by the president of any intermediate body? (Best Practice 18)	X
35	If the answer to the previous question is positive, detail those provisions.
Bases in the provisions of Article 24 of the Law on Securities Market and the corporate bylaws, the President of the Board of Directors or the presidents of the committees carrying out functions of corporate practices and audit, as well as the 25% of the directors of the company, may call for a meeting and insert in the Agenda the issues they consider relevant.

36	How many days in advance does the information that is relevant and necessary for the decision making process is available for the members of the Board of Directors, pursuant to the agenda stated in the call? (Best Practice 19)	5
37
Is there any mechanism to ensure that directors may assess issues requiring confidentiality? Even when they do not receive the information necessary with at least 5 business days before the session, as stipulated in the Code regarding non confidential matters (Best Practice 19).
X
38	If the answer to the previous question is positive, choose the mechanisms used.
	a) Telephone.	X
	b) Electronic mail.	X
c) Intranet.
	d) Printed document.	X
	e) Others (detail):	Special meetings are called.
39
When the directors are appointed for the first time, Are they provided with the necessary information so that they are familiar with the issues of the company and they are able to comply with their new responsibility? (Best Practice20)
X

7.5	Responsibility of Directors	Yes	No	Comments
40	Each director is provided with the necessary information regarding the obligations, responsibilities and faculties inherent to being a member of the Board of Directors? (Best Practice 21)	X
41
Do directors communicate to the President and other members of the Board of Directors any issue that is or may lead to a conflict of interest; refraining themselves from participating in the corresponding discussion? (Best Practice 22)
		X		Directors are aware of such obligation; however, to date, no such situation has arisen.
42	Do directors use the assets or services of the company only for the fulfillment of the corporate purpose? (Best Practice 22)	X
43	Are clear policies in place so that in exceptional cases such assets are allowed to be used for personal purposes? (Best Practice 22)	X		They are defined in the chapter regarding conflicts of interest, in the General Code of Conduct.
44	Do directors devote the necessary time and attention to their duties, attending at least to the 70 percent of the meetings requiring their attendance? (Best Practice 22)	X		Almost all the Directors attend meetings in a greater percentage.
45
Is there any mechanism to ensure that directors maintain absolute confidentiality on the information they receive for the performance of their duties, and especially, for their own participation and other directors’, in the discussions that are carried out during the sessions of the Board of Directors? (Best Practice 22)
X
46	If the answer to the previous question is positive, explain the mechanism:
a) Agreement of Confidentiality.
	b) Exercise of fiduciary duties.	X
c) Others (detail):
They are subject to the General Code of Conduct and to the Code of Conduct in the Securities Market (Manual of Regulations on the policies and procedures applicable to transactions with securities performed by directors and employees of Grupo Financiero Santander and entities of the group), therefore, they are obliged to abide by such rules.

47	Do proprietary directors and, when applicable, their deputy directors, are mutually informed on the issues discussed during the sessions of the Board of Directors they attend? (Best Practice 22)	X
48
Do proprietary directors and, when applicable, their corresponding deputy directors, support the Board of Directors with opinions and recommendations derived from the analysis of the performance of the company, so that decisions are made dully supported?  (Best Practice 22)
X
49	Is there a mechanism for the assessment of performance and fulfillment of responsibilities and fiduciary duties of directors? (Best Practice 22)		X	The Corporate Practices, Appointments and Compensations Committee is reviewing this issue in order to implement an assessment system.

8.	Audit Function.

NOTE: In the comments column indicate if the audit function is carried out by a specific intermediate body or it is shared. mention the name of the intermediate body and the other functions it performs.

*** Entities listed in the stock market carry out these recommendations in the function of Corporate Practices.

8.1	General Functions.	Yes	No	Comments
50	The intermediate body that performs the function of audit, carries out the following duties? (Best Practice 23)
a) Advises the Board of Directors on:
	i. The candidates for external auditors of the company.	X
	ii. Terms of engagement.	X
	iii. The scope of the professional work.	X
	b) Advises the Board of Directors on the approval of services in addition to the ones of external audit.	X
	c) Oversees the fulfillment of the professional work of external auditors.	X
	d) Assesses the performance of the firm providing the services of external audit.	X
e) Analyses documents prepared or signed by the external auditor, such as:
	i. Certificate.	X
	ii. Opinions.	X
	iii. Reports.	X
	iv. Communications.	X
	f) At least once a year a meeting with the external auditor is carried out without the presence of the company’s officers.	X
	g) Represents the channel of communication between the Board of Directors and the external auditors.	X
	h) Ensures the independence and objectivity of the external auditors.	X
i) Reviews:
	i. Work Programs.	X
	ii. Letters of Comments.	X

iii. Reports on Internal Control.	X
j) Periodically holds a meeting with the internal auditors without the presence of the company’s officers, in order to know:
i. Work Programs.	X
ii. Comments to the progress of the work.	X
iii. Other:
k) Provides opinion to the Board of Directors on the policies and criteria used for the preparation of the financial information, as well as on the process of issue for such information?	X
l) Participates in the definition of the general guidelines for internal control, internal audit, and assesses its effectiveness?	X
m) verifies that the mechanisms established for the control of risks are observed?	X
n) Coordinates the duties of the external auditor, internal auditor and statutory auditor.	X
o) Verifies that the necessary mechanisms for ensuring the company to be in compliance with the different applicable regulations are in place.	X
p) How often a revision for informing the Board of Directors on the legal status of the company is carried out?	Quarterly
q) Contributes to the establishment of policies for transactions with related parties. ***	X
r) Analyses and assesses the transactions with related parties in order to recommend its approval by the board of Directors. ***	X
s) Decides the engagement of independent experts to issue their opinion on the transactions with related parties or any other issue, in order to achieve the proper fulfillment of its duties. ***	X
t) Verifies the compliance with the Business Code of Ethics.	X
u) Verifies the compliance with the mechanism of disclosure of improper actions and protection to informants.	X
v) Assists the Board of Directors in the analysis of the contingency plans and recovery of information.	X

8.2	Selection of Auditors	Yes	No	Comments
51	Refrains from engaging firms where the fees for external audit and other additional services provided to the company represent more than the 10% of total income? (Best Practice 24)	X
52	Rotation:
	a) The partner that provides opinion on the financial statements is changed at least every five years? (Best Practice 25)	X
	b) The staff that reviews the financial statements is changed at least every five years? (Best Practice 25)	X
	The person that signs the audit certificate on the annual financial statements of the company is different to the one acting as statutory auditor? (Best Practice 26) ***			Not applicable
54	Is the profile of the statutory auditor disclosed in the annual report presented by the Board of Directors to the Stockholders’ meeting? (Best Practice 27) ***			Not applicable
Note*** For corporations listed in the stock market, this Practice No. 26 is not applicable.

8.3	Financial Information	Yes	No	Comments
55
Does the intermediate body that performs the audit function support the Board of Directors with an opinion, so that the Board makes decisions based on reliable financial information? (Best Practice 28)
X
56	Such financial information is signed by (Best Practice 28):
	a) The General Director.	X
	b) The director responsible for its preparation.	X
57	Does the company have an internal audit department? (Best Practice 29)	X
58	If the answer to the previous question is affirmative, indicate if the general guidelines and work programs are approved by the board of directors (Best Practice 29).	X

59
Does the intermediate body that performs the audit function provide its opinion to the Board of Directors before approving the accounting policies and criteria to be sued in the preparation of the financial information of the company? (Best Practice 30)
X
60
Does the intermediate body that performs the audit function provides its opinion to the Board of Directors for the approval of the changes to accounting policies and criteria according to which the financial statements of the company are prepared? (Best Practice 31)
X
61
Does the Board of Director approves, previous opinion from the committee that performs the function of audit, the mechanisms necessary for ensuring the quality of the financial information that is presented to the Board? (best Practice 32)
X
62
If the financial information corresponds to interim periods during the year, Does the committee that performs the function of audit oversee that such information is prepared pursuant to the same policies, criteria and practices as the ones used in the annual information? (Best Practice 32)
X
8.4	Internal Control	Yes	No	Comments
63
Does the general guidelines of internal control and, if applicable, the revisions to the same, are subject to the approval of the Board of Directors after the intermediate body that performs the function of audit has issued an opinion? (Best Practice 33)
X
64	The Board of Directors is supported in order to (Best Practice 34):
	a) Ensure the effectiveness of the internal controls.	X
	b) Ensure the process of issue of financial information.	X
65	Internal and external auditors (Best Practice 35):

a) Assess, pursuant to their customary work program, the effectiveness of the internal controls as well as the process of issue of financial information?
b) Does the results from the letter of observations to be reported are discussed with them?
X X

8.5	Related Parties	Yes	No	Comments
66	Does the intermediate body in charge of the audit function support the Board of Directors in? (Best Practice 36) ***
	a) The establishment of policies for transactions with related parties.		X	This function is performed by the Corporate Practices, Appointments and Compensations Committee.
	b) The analysis of the approval procedures for transactions with related parties.		X	This function is performed by the Corporate Practices, Appointments and Compensations Committee..
	c) The analysis of the contracting terms in transactions with related parties.		X	This function is performed by the Corporate Practices, Appointments and Compensations Committee.
67
Does the intermediate body in charge of the audit function support the Board of Directors in the analysis of proposals for transactions with related parties out of the normal course of business of the company? (Best Practice 37) ***
			X	This function is performed by the Corporate Practices, Appointments and Compensations Committee.

68
Does transactions with related parties out of the normal course of business represent more than 10 percent of the consolidated assets of the company are subject to the approval of the Stockholders’ Meeting? (Best Practice 37) ***
X
This function is performed by the Corporate Practices, Appointments and Compensations Committee. In case of such situation, it would be subject to the approval by the Board of Directors. Up to date, no similar case has occurred.

Note*** Companies listed in the stock market carry out these recommendations via the function of Corporate Practices.

8.6	Review of the compiance with regulations	yes	No	Comments
69	Does the intermediate body in charge of the audit function make sure that mechanisms allowing knowing if the company dully complies with the applicable regulations are in place? (Best Practice 38)	X
70	If the answer to the previous question is affirmative, select the mechanisms.
	a) Legal Audit.	X
	b) Reports on pending legal issues.	X
c) Others (detail):
The existence of the Regulations Control Department and its mechanisms of control; the existence of the Internal Control Unit and the periodic reviews to the different business units performed by the audit department allow the company to ensure that all the obligations are fulfilled. The report on this matter is prepared by the Legal Compliance Committee, and such report is presented to the Audit Committee.

71	At least once a year, a revision of the legal status of the company is carried out and the Board of Directors is informed. (Best Practice 38)	X

9.	Assessment and Compensations Function.

NOTE: In the comments column indicate if the Function of Assessment and Compensations is carried out by a specific intermediate body and, if shared, mention the name of the intermediate body and the other functions it performs.
*** Companies that are listed in the stock market carry our these recommendations within the function of Corporate Practices.

9.1	General Functions	Yes	No	Comments
72	Does the intermediate body in charge of the assessment and compensations function present to the Board of Directors, for its approval, the following? (Best Practice 39)
	a) Criteria for the appointment or dismissal of the CEO and high level executives. ***		X	This function corresponds to the Board of Directors.
	b) Criteria for the assessment and compensations to CEO and high level executives. ***	X
	c) Criteria for the determination of settlement payments for CEO and high level executives.		X
	d) Criteria for compensations to directors.	X
	e) The proposal presented by the CEO regarding the structure and criteria for the compensations to personnel.	X
	f) The proposal to declare the company as a socially responsible entity.	X		The Company has been declared as such.

	g) the Business Code of Ethics of the company.	X
	h) The system for reporting improper actions and protection to informants.	X		Included in the General Code of Conduct.
	i) The formal system of succession for the CEO and high level executives, and verifies its compliance.	X
73	Do CEO and high level executives refrain from taking part in discussions on the issues mentioned in question 72, a), b) and c) in order to prevent a potential conflict of interest? (Best Practice 40)	X
9.2	Operative Issues	Yes	No	Comments
74

For determining compensations to CEO and high level executives, are issues regarding their functions, the scope of their objectives and the performance assessment taken into account? (Best Practice 41)
X
75
In the annual report presented by the Board of Directors to the Stockholders’ Meeting, are policies used and the components constituting the compensation package paid to the CEO and high level executives of the company dully disclosed? (Best Practice 42)
X
76
Does the intermediate body in charge of the function of assessment and compensation support the Board of Directors in the previous review of the terms of engagement of the CEO and high level executives, in order to assure that their probable payments at the termination of the labor relationship are made according to the guidelines approved by the Board of Directors? (Best Practice 43)
X
77	In order to assure a stable process of succession; is a formal plan of succession in place for the CEO and high level executives of the company? (Best Practice 44)	X
78	If the answer to the previous question is negative, explain the reason or select any of the following:
a) The company has been recently incorporated.
b) Executives are young.
c) Executives have been recently engaged.
d) Not an important issue.
e) Others (detail):

10.	Finance and Planning Function.

NOTE: In the comments column indicate if the function of Finance and Planning is carried out by a specific intermediate body or, if shared, mention the name of the intermediate body and the other functions it performs.

10.1	General Functions	Yes	No	Comments
79	Does the intermediate body in charge of the function of finance and planning carry out the following activities? (Best Practice 45):
	a) Studies and proposes to the Board of Directors the strategic vision of the company in order to assure its sustainability and permanence.		X	Corresponds to the Board of Directors.
	b) Analyses and proposes general guidelines for the determination and development of the strategic plan of the company.		X	Corresponds to the Board of Directors.
	c) Assesses and provides an opinion on the investment and financing policies of the company proposed by the General Direction.	X
	d) Provides an opinion on the assumptions of the annual budget and follows up its application as well as its control system (best Practice 49).	X
	e) Assesses the mechanisms presented by the General Direction for the identification, analysis, management and control of risks which the company is subject to. (Best Practice 50).	X
	f) Assesses the criteria presented by the CEO for the disclosure of the risks the company is subject to. (Best Practice 50).	X

10.2	Operative Issues	Yes	No	Comments
80

Does the intermediate body in charge of the function of finance and planning support the Board of Directors in order that one of the meetings is dedicated to the definition or updating of the long term vision of the company? (Best Practice 46)
This function corresponds to the Board of Directors.
81

Does the intermediate body in charge of the function of finance and planning support the Board of Directors in the revision of the strategic plan presented by the CEO for its approval? (Best Practice 47)
			X	Corresponds to the Board of Directors.
82
Does the intermediate body in charge of the function of finance and planning support the Board of Directors in the analysis of the policies presented by the CEO for their approval regarding the following? (Best Practice 48)
X
	a) Management of Treasury.	X
	b) Contracting of derivative financial instruments.	X
	c) Investment in assets.	X
	d) Contracting of liabilities.	X
83
With respect to the previous paragraph, does the intermediate body in charge of the function of finance and planning make sure of the alignment to the strategic plan and their accordance with the normal course of business of the company? (Best Practice 48)
X
84	Each session, does the CEO presents to the Board of Director a report on the status of each identified risk? (Best Practice 51)	X